Delisting Determination,The Nasdaq Stock Market, LLC,
August 20, 2013, Urologix, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Urologix, Inc.
(the Company), effective at the opening of the trading session on August 30, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs
determination on January 23, 2013. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated April 16, 2013, granting the Company continued listing pursuant to an exception through September 30, 2013, by which date the Company was required to regain compliance with Listing Rules
5550(a)(2) and 5550(b)(1).
However, the Company did not regain compliance by that date. On June 5, 2013, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on June 7, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on July 22, 2013.